

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693


ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
FIRST QUARTER 2005 RESULTS

– Company Reports Funds from Operations Per Share (Diluted) of $1.19 and
Earnings Per Share (Diluted) of $0.55 for First Quarter 2005 –


Highlights
- First Quarter 2005 Funds from Operations (FFO) Per Share (Diluted) of $1.19
- First Quarter 2005 Total Revenues Up 31%, FFO Available to Common Stockholders Up 10% and FFO Per Share (Diluted) Up 8% Over First Quarter 2004
- First Quarter 2005 Earnings Per Share (Diluted) of $0.55
- Completed Public Offering of 1,437,500 Shares of Common Stock
- Executed 24 Leases for 378,000 Square Feet of Space
- Completed Acquisitions of Five Properties Aggregating 296,000 Square Feet
- Purchased Two Land Parcels with Entitlements for Approximately 835,000 Square Feet

PASADENA, CA. – May 11, 2005 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the first quarter ended March 31, 2005.

For the first quarter of 2005, Alexandria reported FFO available to common stockholders of $23,608,000, or $1.19 per share (diluted), on total revenues of $56,089,000 compared to FFO available to common stockholders of $21,469,000, or $1.10 per share (diluted), on total revenues of $42,775,000 for the first quarter of 2004. Comparing the first quarter of 2005 to the first quarter of 2004, total revenues increased 31%, FFO available to common stockholders increased 10% and FFO per common share (diluted) increased 8%. FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of GAAP net income available to common stockholders to FFO available to common stockholders, on both an aggregate and a per share diluted basis, is included in the financial information accompanying this press release. The primary reconciling item between GAAP net income available to common stockholders and FFO available to common stockholders is depreciation and amortization expense. Depreciation and amortization expense for the three months ended March 31, 2005 and 2004 was $12,641,000 and $9,981,000, respectively. Net income available to common stockholders for the first quarter of 2005 was $10,967,000, or $0.55 per share (diluted), compared to net income available to common stockholders of $13,115,000, or $0.67 per share (diluted) for the first quarter of 2004. Net income available to common stockholders for the first quarter of 2004 included a gain on sale of property aggregating $1,627,000.


(more)


The Company announced that it had executed a total of 24 leases during the first quarter of 2005 for approximately 378,000 square feet of space at 20 different properties (excluding 25 month-to-month leases for approximately 71,000 square feet, which were effective during the quarter). Of this total, approximately 175,000 square feet were for new or renewal leases related to previously leased space and approximately 203,000 square feet were for redeveloped, developed or previously vacant space. Of the 203,000 square feet, approximately 159,000 square feet were delivered from the Company's redevelopment or development programs, with the remaining approximately 44,000 square feet for previously vacant space. Rental rates for these new or renewal leases were on average approximately 12% higher (on a GAAP basis) than rental rates for expiring leases.

During the first quarter of 2005, the Company acquired five properties aggregating approximately 296,000 square feet in four of its life science cluster markets. The Company purchased one property in the San Francisco Bay market, one property in the Suburban Washington D.C. market and two properties in the Eastern Massachusetts market. The Company also completed its first international acquisition in Canada. The Company paid approximately $60.5 million cash for the properties and assumed two secured notes payable aggregating approximately $10.1 million. Also, during the first quarter of 2005, the Company purchased two land parcels with entitlements of approximately 835,000 square feet for approximately $33.3 million cash.

In March 2005, the Company sold 1,437,500 shares of common stock in an underwritten offering (including the shares issued upon exercise of the underwriter's over-allotment option). The shares were issued at a price of $62.51 per share, resulting in aggregate proceeds of approximately $89.1 million (after deducting underwriting discounts and other offering costs).

Based on the Company's current view of existing market conditions and certain current assumptions, the Company has updated its prior earnings guidance:

	2005
FFO per share (diluted)	$4.79
Earnings per share (diluted)	$2.43

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product, service, biodefense, educational and translational medicine institutions/entities, as well as related government agencies. Alexandria's portfolio currently consists of 124 properties comprising approximately 8.0 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Annual Report on Form 10-K and its other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Income statement data		
Total revenues	$ 56,089	$ 42,775
Expenses		
Rental operations	12,693	8,735
General and administrative	4,445	3,636
Interest	11,321	6,709
Depreciation and amortization	12,641	9,981
	41,100	29,061
Income from continuing operations	14,989	13,714
Income from discontinued operations, net	--	1,626
Net income	14,989	15,340
Dividends on preferred stock	4,022	2,225
Net income available to common stockholders	$ 10,967	$ 13,115
Weighted average shares of common stock outstanding		
Basic	19,468,620	19,206,954
Diluted	19,789,798	19,584,003
Earnings per share - basic:		
Continuing operations (net of preferred stock dividends)	$ 0.56	$ 0.60
Discontinued operations, net	--	0.08
Earnings per share - basic	$ 0.56	$ 0.68
Earnings per share - diluted:		
Continuing operations (net of preferred stock dividends)	$ 0.55	$ 0.59
Discontinued operations, net	--	0.08
Earnings per share - basic	$ 0.55	$ 0.67

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Unaudited)

Funds from Operations

Generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the miscorrelation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of Funds From Operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

The following table presents a reconciliation of net income available to common stockholders, the most directly comparable GAAP financial measure to FFO, to funds from operations available to common stockholders for the three months ended March 31, 2005 and 2004 (in thousands, except per share data):

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Reconciliation of net income available to common stockholders to funds from operations available to common stockholders		
Net income available to common stockholders	$ 10,967	$ 13,115
Add: Depreciation and amortization		
Subtract: Gain on sale of property (2)	--	(1,627)
Funds from operations available to common stockholders	$ 23,608	$ 21,469
FFO per share		
Basic	$ 1.21	$ 1.12
Diluted	$ 1.19	$ 1.10
Reconciliation of earnings per share (diluted) to FFO per share - diluted)		
Earnings per share (diluted)	$ 0.55	$ 0.67
Depreciation and amortization (1) 0.64 0.51		
Gain on sale of property (2)	--	(0.08)
FFO share (diluted)	$ 1.19	$ 1.10

(1) Includes depreciation and amortization on assets "held for sale" reflected as discontinued operations (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sale of property relates to the disposition of a property in the Suburban Washington D.C. market during the first quarter of 2004. Gain on sale of property is included in the income statement in income from discontinued operations, net.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	3/31/2005	**12/31/2004**	**9/30/2004**	**6/30/2004**	**3/31/2004**
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 43,776	$ 39,705	$ 35,911	$ 34,489	$ 33,774
Tenant recoveries	11,592	9,509	9,615	8,426	8,314
Other income	721	1,262	984	608	687
Total	$ 56,089	$ 50,476	$ 46,510	$ 43,523	$ 42,775
Funds from operations per common share - diluted (b)	$ 1.19	$ 1.18	$ 1.12	$ 1.01 (c)	$ 1.10
Dividends per share on common stock	$ 0.66	$ 0.66	$ 0.64	$ 0.62	$ 0.60
Dividend payout ratio (common stock)	58.9%	55.6%	56.8%	60.7% (d)	54.2%

	As of				
	3/31/2005	**12/31/2004**	**9/30/2004**	**6/30/2004**	**3/31/2004**
Other data					
Number of shares of common stock outstanding					
at end of period	21,075,793	19,594,418	19,460,642	19,386,842	19,378,282
Number of properties (e)					
Acquired/completed during period	6	11	7	5	1
Sold/reconstructed during period	--	--	--	--	(1)
Owned at end of period	120	114	103	96	91
Square feet (e)					
Acquired/completed during period	341,075	934,608	477,659	217,940	103,816
Sold/reconstructed/expanded during period	--	--	--	45,033	(42,142)
Owned at end of period	7,762,989	7,421,914	6,487,306	6,009,647	5,746,674

(a) The historical results above exclude the results of assets "held for sale" which have been reflected as discontinued operations.
(b) See page 4 for a reconciliation of net income to FFO per share.
(c) Includes the effect of the preferred stock redemption charge of $1,876,000, or $0.10 per common share (diluted) recorded in the second quarter of 2004.
(d) The dividend payout ratio (common stock) includes the effect of the preferred stock redemption charge. Excluding the impact of this charge, the dividend payout ratio (common stock) for the second quarter of 2004 was 55.4%.
(e) Includes assets "held for sale" during the applicable periods such assets were "held for sale".

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)

	March 31, 2005	December 31, 2004
	(Unaudited)	
Assets		
Rental properties, net	$ 1,521,845	$ 1,427,853
Properties under development	281,713	252,249
Cash and cash equivalents	3,770	3,158
Tenant security deposits and other restricted cash	18,688	17,669
Tenant receivables	3,579	2,542
Deferred rent	46,298	43,166
Investments	65,970	67,419
Other assets	62,348	58,228
Total assets	$ 2,004,211	$ 1,872,284
Liabilities and Stockholders' Equity		
Secured notes payable	$ 680,917	$ 638,946
Unsecured line of credit and unsecured term loan	537,000	548,000
Accounts payable, accrued expenses and tenant security deposits	57,091	48,581
Dividends payable	17,262	16,284
Total liabilities	1,292,270	1,251,811
Stockholders' equity:		
Series B preferred stock	57,500	57,500
Series C preferred stock	129,638	129,638
Common stock	211	196
Additional paid-in capital	512,996	421,835
Deferred compensation	(7,762)	(7,807)
Retained earnings	2,322	5,267
Accumulated other comprehensive income	17,036	13,844
Total stockholders' equity	711,941	620,473
Total liabilities and stockholders' equity	$ 2,004,211	$ 1,872,284

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
March 31, 2005
(Dollars in thousands)
(Unaudited)

Principal Maturities / Rates (1)

Year	Amount	Weighted Average Interest Rate (2)
2005	$ 21,396	5.88%
2006	207,124	5.90%
2007	49,414	6.34%
2008	115,641	6.27%
2009	42,427	6.83%
Thereafter	241,063	6.83%
Subtotal	677,065	
Unamortized Premium	3,852	
Total	$ 680,917	

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Secured Debt	$ 680,917	55.9%	5.88%	4.3 Years
Unsecured Debt	537,000	44.1%	4.15%	3.7 Years
Total Debt	$ 1,217,917	100.0%	5.12%	4.0 Years

Fixed and Floating Rate Debt Analysis

	Balance	% of Balance	Weighted Average Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 472,043	38.8%	6.45%	5.8 Years
Floating Rate Debt	745,874 (3)	61.2%	4.27% (3)	2.9 Years
Total Debt	$ 1,217,917	100.0%	5.12%	4.0 Years

(1) Excludes our unsecured line of credit and unsecured term loan.
(2) The weighted average interest rate is calculated based on the outstanding debt as of April 1st for 2005, and January 1st for each year thereafter.
(3) A portion of our floating rate debt is hedged by existing swap agreements (see page 8). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements [1]
March 31, 2005
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts	Effective at March 31, 2005	Interest Pay Rates	Termination Dates
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$ 25,000	$ 25,000	3.865%	June 30, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$ 25,000	$ 25,000	3.155%	December 31, 2005
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$ 25,000	$ 25,000	3.285%	June 30, 2006
December 2003	December 31, 2004	$ 50,000	$ 50,000	3.000%	December 30, 2005
December 2003	December 30, 2005	$ 50,000	$ --	4.150%	December 29, 2006
December 2003	December 29, 2006	$ 50,000	$ --	5.090%	October 31, 2008
March 2004	December 31, 2004	$ 25,000	$ 25,000	2.956%	December 31, 2006
March 2004	December 31, 2004	$ 25,000	$ 25,000	2.956%	December 31, 2006
April 2004	April 30, 2004	$ 50,000	$ 50,000	1.550%	April 29, 2005
April 2004	April 29, 2005	$ 50,000	$ --	3.140%	April 28, 2006
April 2004	April 28, 2006	$ 50,000	$ --	4.230%	April 30, 2007
April 2004	April 30, 2007	$ 50,000	$ --	4.850%	April 30, 2008
June 2004	June 30, 2005	$ 50,000	$ --	4.343%	June 30, 2007
December 2004	December 31, 2004	$ 50,000	$ 50,000	3.590%	January 2, 2008
December 2004	January 3, 2006	$ 50,000	$ --	3.927%	July 1, 2008
Total Interest Rate Swap Agreements in Effect at March 31, 2005			$ 350,000		

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
March 31, 2005
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentage	
California - Pasadena	1	31,343	$ 807	98.9%	
California - San Diego	22	1,052,304	29,003	94.4%	
California - San Francisco Bay	11	674,652	21,006	100.0%	
Eastern Massachusetts	15	853,383	25,412	92.5%	
New Jersey/Suburban Philadelphia	7	458,623	7,825	100.0%	
Southeast	8	400,391	6,030	84.5%	(1)
Suburban Washington D.C.	29	2,218,550	43,598	95.3%	
Washington - Seattle	10	787,795	22,445	87.3%	
International - Canada	1	68,000	2,587	100.0%	
Total	104	6,545,041	$ 158,713	94.0%	(2)

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes 16 properties under full or partial redevelopment. The total rentable square feet associated with these properties was 1,217,948, of which 613,691 square feet were under redevelopment as of March 31, 2005. Including properties under full or partial redevelopment, occupancy as of March 31, 2005 was 87.1%.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	3/31/05	3/31/04	% Change	3/31/05	3/31/04	% Change
Revenue (2)	$ 34,824	$ 33,691	3.4%	$ 33,379	$ 31,481	6.0%
Operating expenses	7,019	6,328	10.9%	7,019	6,328	10.9%
Revenue less operating expenses	$ 27,805	$ 27,363	1.6%	$ 26,360	$ 25,153	4.8%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "First Quarter Same Properties"). Properties under redevelopment are excluded from same property results.

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the First Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the First Quarter Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line adjustments for the quarter ended March 31, 2005 and 2004 for the First Quarter Same Properties were $1,445,000 and $2,210,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

(2) Fees received from tenants in connection with termination of their leases, if any, are excluded from the Same Property Comparisons.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended March 31, 2005

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Square Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	43	406,698	$24.38	--	--	--	--
GAAP Basis	43	406,698	$26.09	--	--	--	--
Renewed/Releasable Space Leased							
Cash Basis	8	175,270	$23.89	$25.25	5.7%	$0.24	4.1 Years
GAAP Basis	8	175,270	$23.96	$26.93	12.4%	$0.24	4.1 Years
Month-to-Month Leases In Effect							
Cash Basis	25	71,124	$16.14	$16.18	0.2%	--	--
GAAP Basis	25	71,124	$15.40	$16.18	5.1%	--	--
Redeveloped/Developed/							
Vacant Space Leased							
Cash Basis	16	202,498	--	$28.38	--	$9.78	5.9 Years
GAAP Basis	16	202,498	--	$28.17	--	$9.78	5.9 Years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	24	377,768	--	$26.93	--	$5.32	5.1 Years
GAAP Basis	24	377,768	--	$27.59	--	$5.32	5.1 Years
Including Month-to-Month Leases							
Cash Basis	49	448,892	--	$25.23	--	--	--
GAAP Basis	49	448,892	--	$25.78	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
March 31, 2005

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Leased Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2005	62 (1)	337,209	5.0%	$23.77
2006	46	968,898	14.3%	$24.02
2007	28	663,528	9.8%	$26.73
2008	17	418,307	6.2%	$26.04
2009	22	543,159	8.0%	$23.79

(1) Includes 25 month-to-month leases for approximately 71,000 square feet.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
March 31, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage
Southeast	4Q05	46,000
Southeast	2Q06	48,000
Suburban Washington D.C.	2Q05	95,000
Suburban Washington D.C.	4Q05	73,000
Washington – Seattle	3Q05	50,000 (1)
Total		312,000

(1) Excludes certain phases of a property which were delivered to tenants during 2004.

Our properties under development are ground-up development projects of office/laboratory facilities. As required under GAAP, interest is being capitalized on these projects, as activities are ongoing to bring the assets to their intended use.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
March 31, 2005

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property	Total Square Footage Being Redeveloped
California – San Diego	4Q05	18,173	18,173
California – San Diego	4Q05	17,590	17,590
California – San Diego	3Q06	71,510	71,510
California – San Diego	1Q07	87,140	87,140
California – San Francisco Bay	4Q05	153,837	13,998
California – San Francisco Bay	1Q06	98,964	24,500
California – San Francisco Bay	4Q05	140,143	24,039
California – San Francisco Bay	3Q06	60,000	30,000
Eastern Massachusetts	1Q06	96,150	66,540
Eastern Massachusetts	4Q05	115,179	65,326
New Jersey/Suburban Philadelphia	3Q05	42,600	22,409
Southeast	1Q06	60,519	37,912
Suburban Washington D.C.	1Q06	131,415	52,449
Suburban Washington D.C.	1Q06	92,449	60,443
Washington – Seattle	3Q05	32,279	21,662
Total		1,217,948	613,691

Our redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance, etc.). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment. Average occupancy for properties under full or partial redevelopment as of March 31, 2005 was 49.6% and is not included in the occupancy of the operating portfolio.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Three Months Ended March 31, 2005
(In thousands)

Property-related capital expenditures (1)	$ 932
Leasing costs (2)	$ 73
Property-related redevelopment costs	$ 17,303
Property-related development costs	$ 41,294

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and HVAC systems which are typically identified and considered at the time the property is acquired. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 91% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.

(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the First Quarter Ended March 31, 2005

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the first quarter ended March 31, 2005:

Date: May 12, 2005

Time: 1:00 P.M. Eastern Daylight Time

Phone Number: (719) 457-2665

Confirmation Code: 4860940